UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-42579

Lianhe Sowell International Group Ltd

(Translation of registrant’s name into English)

RM1502, Sannuo Smart Building,

No. 3388 Binhai Ave, Binhai Community,

Nanshan District, Shenzhen, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Corporate Governance

This current report on Form 6-K is being filed to clarify the home country rule exemption disclosure in Lianhe Sowell International Group Ltd’s (the “Company”) Annual Report on Form 20-F for the fiscal year ended March 31, 2025, specifically, in reference to Nasdaq Rules 5620.

As a foreign private issuer, the Company is permitted, in lieu of certain requirements of the NASDAQ Stock Market Marketplace Rules (the “Nasdaq Rules”) and subject to certain exceptions, to follow the practices of its home country, which for the purpose of such rules is the Cayman Islands, pursuant to the home country rule exemption set forth under Nasdaq Rules 5615(a)(3).

The Company elected to be exempt from the requirements under Nasdaq Rules 5620 (a), which requires that each company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end.

Except for the foregoing and as previously disclosed in a Report on Form 6-K filed with the Securities and Exchange Commission on March 26, 2026, that the Company elected to be exempt from the requirements under Nasdaq Rules 5635, there are no material differences in the Company’s corporate governance practices from those of U.S. domestic companies under the listing standards of The Nasdaq Stock Market.

Entry Into Material Definitive Agreements

On April 7, 2026, the Company entered into a share subscription agreement (the “Subscription Agreement”) with Shenzhen Sowell Technology Development Co., Ltd, a subsidiary of the Company, and Lianyue Holding Limited, a British Virgin Islands company, which is wholly owned by the Company’s Chief Executive Officer and Chairman of the board of directors (the “Board”), Yue Zhu (“Affiliate”). Pursuant to the Subscription Agreement, the Affiliate agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to the Affiliate, an aggregate of 2,000,000 Class B ordinary shares of the Company, par value US$0.0001 per share (“Class B Ordinary Shares”), for a purchase price of US$0.167 per share, representing the average closing price, as reported on Nasdaq.com, of the Class A ordinary shares of the Company, par value $0.0001 each (“Class A Ordinary Shares”, collectively with Class B Ordinary Shares, the “Ordinary Shares”) for the five (5) trading days immediately preceding the date on which the Board approved the transaction. The gross proceeds from this offering were $334,000. The 2,000,000 Class B Ordinary Shares were issued in accordance with Regulation S under the Securities Act of 1933, as amended.

The transaction contemplated by the Subscription Agreement was closed on April 9, 2026. The entry into the Subscription Agreement and the consummation of the transaction contemplated thereby have been approved and ratified by the Company’s audit committee of the Board on April 7, 2026.

Immediately following the closing of the transaction contemplated by the Subscription Agreement, Yue Zhu, through Lianyue Holding Limited, beneficially owns 15,035,000 Class A Ordinary Shares and 2,400,000 Class B Ordinary Shares, representing approximately 72.45% of the aggregate voting power of the Company’s outstanding Ordinary Shares.

The foregoing summary of the Subscription Agreement is subject to, and qualified in its entirety by, the Subscription Agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Exhibits

Exhibit No.	Description
10.1	Share Subscription Agreement dated April 7, 2026, by and among Lianhe Sowell International Group Ltd, Shenzhen Sowell Technology Development Co., Ltd and Lianyue Holding Limited

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lianhe Sowell International Group Ltd.

Date: April 14, 2026	By:	/s/ Yue Zhu
Yue Zhu
Chief Executive Officer and Chairman of the Board of Directors

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